EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

          Set forth below is information concerning our ratio of earnings to fixed charges on a consolidated basis for the periods indicated. This ratio shows the extent to which our business generates enough earnings after the payment of all expenses other than interest to make the required interest payments on the notes.

          For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of income from continuing operations before income taxes and fixed charges. “Fixed charges” consist of interest on all indebtedness and an interest factor attributable to rentals.

	Years Ended July 31,
	2001	2002	2003	2004	2005
	(In thousands, except for ratios)
Fixed Charges:
Interest expense, including
amortization of debt issuance
costs	$4,015	$3,061	$2,803	$1,425	$2,679
Portion of rental expense deemed to
represent interest	574	793	852	1,025	1,155

Total fixed charges	$4,589	$3,854	$3,655	$2,450	$3,834

Earnings:
Income before provision (benefit)
for income taxes	$10,602	$780	$14,278	$32,098	$53,457
Fixed charges	4,589	3,854	3,655	2,450	3,834

Total earnings for computation of
ratio	$15,191	$4,634	$17,933	$34,548	$57,291

Ratio of earnings to fixed charges	3.3	1.2	4.9	14.1	14.9